Exhibit 99.1

The Very Good Food Company To Hold Conference Call

to Discuss Q3 2021 Financial Results

Vancouver, British Columbia – November 12, 2021 – The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY.V) (FSE: 0SI) (“VERY GOOD” or the “Company”), a leading plant-based food technology company, will release its third quarter financial results for the period ended September 30, 2021, on Tuesday, November 23, 2021, after market close.

Conference Details

VERY GOOD will host a related conference call on Wednesday, November 24, 2021 at 11:00 a.m. Eastern Time/ 8:00 a.m. Pacific Time to discuss the financial results and business outlook.

Mitchell Scott, Chief Executive Officer, and Kamini Hitkari, Chief Financial Officer, will be conducting a question-and-answer session following their prepared remarks.

Participant Dial-In Numbers:

Toll-Free: 1-877-425-9470

Toll / International: 1-201-389-0878

*Participants should request The Very Good Food Company Q3 Earnings Call

The call will be available via webcast on VERY GOOD’s investor page of the Company website at www.verygoodfood.com/investors or at this link.

Please visit the website at least 15 minutes before the call to register, download, and install any necessary audio software. A replay of the call will be available on VERY GOOD’s investor page approximately two hours after the conference call has ended.

About The Very Good Food Company Inc.

The Very Good Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD’s core brands: The Very Good Butchers and The Very Good Cheese Co. www.verygoodfood.com

OUR MISSION IS LOFTY, BADASS BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE’RE HELPING THIS KIND OF DIET BECOME THE NORM.

None of the Nasdaq, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release. None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.

For further information, please contact:

Mitchell Scott

Chief Executive Officer

The Very Good Food Company Inc.

Kevan Matheson

Corporate Communications and Investor Relations

Email: invest@verygoodbutchers.com

Phone: +1 855-472-9841

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